

770 Cochituate Road
Framingham, Massachusetts 01701

April 25, 2003

Dear Stockholder:

We cordially invite you to attend our 2003 Annual Meeting on Tuesday, June 3, 2003, at 11:00 a.m., to be held in The Ben Cammarata Auditorium, located at our offices, 770 Cochituate Road, Framingham, Massachusetts. Please enter our offices through the Northeast Entrance.

The proxy statement accompanying this letter describes the business we will consider at the meeting. Your vote is important regardless of the number of shares you own. Please read the proxy statement and vote your shares. Instructions for Internet and telephone voting are attached to your proxy card. If you prefer, you can vote by mail by completing and signing your proxy card and returning it in the enclosed envelope.

We hope that you will be able to join us on June 3rd.

Sincerely,

BERNARD CAMMARATA
Chairman of the Board

EDMOND J. ENGLISH
President and Chief Executive Officer

Printed on Recycled Paper

The TJX Companies, Inc.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

JUNE 3, 2003

The Annual Meeting of Stockholders of The TJX Companies, Inc. will be held at our offices, 770 Cochituate Road, Framingham, Massachusetts, on Tuesday, June 3, 2003, at 11:00 a.m. to vote on:

- Election of directors.

- Two shareholder proposals if presented at the meeting.

- Any other business properly brought before the meeting.

Stockholders of record at the close of business on April 14, 2003 are entitled to notice of and to vote at the Annual Meeting and any adjournments.

By Order of the Board of Directors

JAY H. MELTZER
Secretary

Framingham, Massachusetts
April 25, 2003

PLEASE VOTE ON THE INTERNET OR BY TELEPHONE OR SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE.

The TJX Companies, Inc.

ANNUAL MEETING OF STOCKHOLDERS

June 3, 2003

PROXY STATEMENT

The Board of Directors of The TJX Companies, Inc., or TJX, is soliciting your proxy for the 2003 Annual Meeting. A majority of the shares outstanding and entitled to vote at the meeting is required for a quorum for the meeting.

You may vote on the Internet, by telephone or by signing and returning the enclosed proxy.

You may revoke your proxy at any time before it is voted by:

- a later dated telephone or Internet vote or by returning another signed proxy to TJX bearing a later date;

- delivering a written revocation to the Secretary of TJX; or

- attending the meeting, notifying the Secretary at the meeting that you are revoking your proxy and voting the shares represented by the proxy in person.

Stockholders of record at the close of business on April 14, 2003 are entitled to vote at the meeting. Each of the 513,571,706 shares of common stock outstanding on the record date is entitled to one vote.

This proxy statement, the enclosed proxy and the annual report for our fiscal year ended January 25, 2003 are being first mailed to stockholders on or about the date of the notice of meeting. Our address is 770 Cochituate Road, Framingham, Massachusetts 01701.

ELECTION OF DIRECTORS

Our Board of Directors is classified into three classes with the term of one class expiring each year. At this Annual Meeting, four Class III directors will be elected to hold office until our 2006 Annual Meeting of Stockholders and until their successors are elected and qualified. We do not anticipate that any nominee will become unavailable to serve.

Nominees as Class III Directors — Terms Expire 2006

David A. Brandon, 50.
Director since 2001.
Member of the Audit and Finance Committees.

Mr. Brandon has been the Chairman of the Board and Chief Executive Officer of Domino's, Inc. and its operating subsidiary, Domino's Pizza LLC, a pizza delivery and carry-out restaurant chain, since 1999. From 1979 to 1998, Mr. Brandon was employed by Valassis Communications, Inc., a sales promotion company, serving as its President and Chief Executive Officer from 1989 to 1998 and Chairman of the Board from 1997 to 1998.

Bernard Cammarata, 63.
Director since 1989.
Chairman of the Board and Chairman of the Executive Committee.

Mr. Cammarata has been Chairman of the Board of TJX since 1999 and was Chief Executive Officer from 1989 to 2000. Mr. Cammarata led TJX and its former TJX subsidiary and T.J. Maxx Division since the business was organized in 1976 to 2000 including serving as President of TJX, Chairman and President of TJX's T.J. Maxx Division and Chairman of The Marmaxx Group and President and Chief Executive Officer of our former TJX subsidiary. Mr. Cammarata is also a director of Heritage Property Investment Trust, Inc.

Robert F. Shapiro, 68.
Director since 1974.
Member of the Executive, Executive Compensation and Corporate Governance Committees.

Mr. Shapiro has been a Partner of Klingenstein Fields & Co., L.L.C., an investment advisory business, since 1997 and has been President of RFS & Associates, Inc., an investment and consulting firm, since 1988. He was formerly Co-Chairman of Wertheim Schroder & Co. Incorporated, investment bankers, and President of Wertheim & Co., Inc. Mr. Shapiro is also a director of The Burnham Fund, Inc. and Genaera Corporation. He is a past Chairman of the Securities Industry Association.

Fletcher H. Wiley, 60.
Director since 1990.
Chairman of the Audit Committee and member of the Corporate Governance Committee.

Mr. Wiley has been a principal in, and the Executive Vice President and General Counsel of, PRWT Services, Inc., a technology-oriented products and services firm, since 1996. From 1997 to 2002, Mr. Wiley was also of counsel to the law firm, Schnader Harrison Goldstein & Manello, and its predecessor firm Goldstein & Manello. Previously Mr. Wiley was a partner at Goldstein & Manello, the law firm Fitch, Wiley, Richlin & Tourse, P.C. and its predecessor firm. Mr. Wiley is also a director of Boston Acoustics Inc.

Class I Directors — Terms Expire 2004

Gary L. Crittenden, 49.
Director since 2000.
Chairman of the Finance Committee.

Mr. Crittenden has been Executive Vice President and Chief Financial Officer of American Express Company, a financial services company, since 2000. He was Senior Vice President and Chief Financial Officer of Monsanto Company, a life sciences company, from 1998 to 2000. He was an executive at Sears Roebuck & Co., a retail chain, from 1996 to 1998, including serving as Executive Vice President and Chief Financial Officer in 1998. Mr. Crittenden is also a director of Ryerson Tull, Inc.

Edmond J. English, 50.
Director since 1999.
Member of the Executive and Finance Committees.

Mr. English has been TJX's Chief Executive Officer since 2000 and its President since 1999. He has been employed by TJX since 1983. Mr. English was Chairman of The Marmaxx Group from 2000 to 2001, Chief Operating Officer of TJX from 1999 to 2000, Senior Vice President and Group Executive from 1998 to 1999, Executive Vice President, Merchandising, Planning and Allocation of The Marmaxx Group from 1997 to 1998, Senior Vice President, Merchandising from 1995 to 1997, and held various merchandising positions with TJX from 1983 to 1995.

Richard G. Lesser, 68.
Director since 1995.

Mr. Lesser has been Senior Corporate Advisor to the Company since 2001. He served as Chairman of The Marmaxx Group for 2001, Executive Vice President of TJX from 1991 to 2001, President of The Marmaxx Group from 1995 to 2001 and Chief Operating Officer of TJX from 1994 to 1999. He held various other executive and merchandising positions with TJX from 1981 to 1993. Mr. Lesser is also a director of Reebok International Ltd., A.C. Moore Arts & Crafts, Inc. and Dollar Tree Stores, Inc.

Class II Directors — Terms Expire 2005

Gail Deegan, 56.
Director since 2001.
Member of the Audit and Finance Committees.

Ms. Deegan has been an Executive in Residence at Babson College and Simmons School of Management since 2002. She previously served as an Executive Vice President and the Chief Financial Officer of Houghton Mifflin Co., a publishing company, from 1996 to 2001. She was previously employed by NYNEX (New England), a telecommunications provider, as Vice President, Chief Financial Officer and as Senior Vice President, Regulatory and Government Affairs. Ms. Deegan is also a director of EMC Corporation.

Dennis F. Hightower, 61.
Director since 1996.
Chairman of the Executive Compensation Committee and member of the Audit Committee.

Mr. Hightower served as Chief Executive Officer of Europe Online Networks, S.A., a broadband interactive entertainment provider, from 2000 to 2001. He was Professor of Management at the Harvard Business School from 1997 to 2000 and a Senior Lecturer from 1996 to 1997. He was previously employed by The Walt Disney Company, serving as President of Walt Disney Television & Telecommunications, President-Disney Consumer Products (Europe, Middle East and Africa), and related executive positions in

Europe. He is also a director of Domino's, Inc., The Gillette Company, Northwest Airlines, Inc., PanAmSat Corporation and Phillips-Van Heusen Corporation.

John F. O'Brien, 60.
Director since 1996.
Lead Director, member of the Executive Committee and ex-officio member of all other Board Committees.

Mr. O'Brien was Chief Executive Officer and President of Allmerica Financial Corporation (holding company) from 1995 to 2002; Chief Executive Officer, President and a director of First Allmerica Financial Life Insurance Company (insurance company) from 1989 to 2002; Chairman of the Board and director of Allmerica Financial Life Insurance and Annuity Company (insurance company) from 1989 to 2002; Chairman of the Board and Trustee of Allmerica Investment Trust (investment company) from 1989 to 2002; and Chairman of the Board and Trustee of Allmerica Securities Trust (investment company) from 1989 to 2002. Mr. O'Brien is also a director of ABIOMED, Inc., Allmerica Financial Corporation and Cabot Corporation.

Willow B. Shire, 55.
Director since 1995.
Chairperson of the Corporate Governance Committee and member of the Executive Compensation Committee.

Ms. Shire has been an executive consultant with Orchard Consulting Group since 1994. She was previously employed by Digital Equipment Corporation, holding various positions including Vice President and Officer, Health Industries Business Unit.

Corporate Governance

Integrity has been a core tenet of TJX since its inception. We seek to perform with the highest standards of ethical conduct and in compliance with all laws and regulations that relate to our businesses. We have had long-standing corporate governance principles, a Code of Conduct for our associates and charters for our Board committees. In April 2003, we updated certain of these documents in light of new and proposed laws and regulations and adopted a Code of Ethics for TJX Executives. Items relating to the governance of TJX can be found at *www.tjx.com*.

Board Expertise and Diversity.   Our directors possess a wide range of talents and experience. Our Corporate Governance Committee selects nominees who have demonstrated ability, judgment and high personal and professional integrity and who have the business and/or professional skills, knowledge and experience necessary, in conjunction with our other directors, to serve the best interests of our stockholders effectively. Our Board reflects a range of talents, ages, skills, diversity, and expertise to provide sound and prudent guidance with respect to the operations and interests of TJX. All of our directors are financially literate, and four members of our Audit Committee are audit committee financial experts.

Board Independence.   Eight directors of our eleven-member Board of Directors are independent. The exceptions are Bernard Cammarata, Edmond English and Richard Lesser, all of whom are employed by TJX. We intend to maintain at least two-thirds of our Board as independent directors. All of the members of our Audit, Corporate Governance and Executive Compensation Committees are independent directors. The Board of Directors annually determines whether or not each director is independent by determining whether or not each director has a direct or indirect material relationship with TJX. To assist in determining director independence, the Board of Directors has adopted the following standards providing that an independent director is one who:

- does not receive, and has not received in the previous five years, and has no immediate family members who receive or have received in the previous five years, more than $100,000 per year in direct compensation from TJX, other than director and committee fees and pension or other forms of deferred compensation for prior service that is not contingent in any way on continued service;

- has not been employed by TJX in the previous five years and has no immediate family members who have been employed by TJX as an officer in the previous five years;

- is not, and in the previous five years has not been, affiliated with or employed by a present or former auditor of TJX, and has no immediate family members who have been affiliated with or employed by a present or former auditor of TJX in the previous five years in a professional capacity;

- is not, and in the previous five years has not been, and has no immediate family members who are or have been, employed by a company for which an executive officer of TJX serves on the compensation committee of such company;

- is not an executive officer or an employee, and has no immediate family member who is an executive officer, of another company that accounts for the greater of $1,000,000 or 2% of TJX's consolidated gross revenues or for which TJX accounts for the greater of $1,000,000 or 2% of such other company's consolidated gross revenues in the previous five years; and

- is not serving as an officer, director or trustee of a charitable organization to which TJX's annual contributions to the organization exceed $50,000 per year.

Director Stock Ownership.   Generally, at the time of his or her election, a director must own at least $10,000 of TJX common stock. Over time, a director must increase his or her stock ownership to hold shares of TJX common stock (or their equivalent) equal to at least $100,000 (including awards under the Deferred Stock Program for Non-Employee Directors under our Stock Incentive Plan). More specific information regarding our directors' stock ownership can be found on page 11.

Evaluation of Board Performance and Education.   The Board and each of its committees performs annual self-evaluations. Evaluation of the Board focuses on composition and independence, access to and review of information from management, responsiveness of the Board to stockholder concerns and maintenance and implementation of corporate governance guidelines. The Board and committee evaluation process is overseen by the Corporate Governance Committee, which reports to the Board annually.

The Board has an orientation and continuing education process for directors consisting of written materials, meetings with and presentations by senior management, tours of TJX facilities, and training on directors' fiduciary responsibilities and liabilities.

Board Meetings.   The Board of Directors met seven times during fiscal 2003. The Chairman, the Chief Executive Officer and the Lead Director establish the agenda for each meeting and distribute it in advance to the directors. Each director is free to suggest the inclusion of items or to request the presence of, or a report by, any member of management. At each regular Board meeting, the independent directors also meet separately.

Chairman; Lead Director.   The Chairman of the Board of Directors is elected annually from among the directors by the Board. The Board determines whether it is in the best interests of our Company to have an independent director or a current or former employee of TJX serve as Chairman. Bernard Cammarata is the Chairman.

If the Chairman is not an independent director, our independent directors annually select a Lead Director. The Lead Director meets at least quarterly with our Chief Executive Officer and with senior officers as necessary, and generally attends quarterly management business review meetings. The Lead Director chairs meetings of the independent directors, serves as a member of each Board committee and undertakes other responsibilities designated by the independent directors. Our Lead Director is John F. O'Brien.

Committee Meetings.   During fiscal 2003, the Board of Directors had five committees: Audit, Corporate Governance, Executive, Executive Compensation and Finance.

The table below provides membership information for each of the Board's committees.

Name	Audit	Corporate Governance	Executive	Executive Compensation	Finance
David Brandon	X				X
Bernard Cammarata			X*		
Gary L. Crittenden					X*
Gail Deegan	X				X
Edmond J. English			X		X
Dennis F. Hightower	X			X*	
Richard G. Lesser					
John F. O'Brien	X	X	X	X	X
Robert F. Shapiro		X	X	X	
Willow B. Shire		X*		X	
Fletcher H. Wiley	X*	X			
Fiscal 2003 Meetings	8	3	1	4	3

* Chair

While each committee has its own charter and designated responsibilities, the committees act on behalf of the entire Board. The committees regularly report on their activities to the entire Board.

Audit Committee. The Audit Committee held eight meetings during fiscal 2003 and beginning in fiscal 2004 plans to meet at least nine times a year. The Audit Committee is responsible for the annual appointment of the independent auditor and oversight of the financial reporting process. Specifically, the Audit Committee's responsibilities include:

- reviewing with management, internal auditors and the independent auditors TJX's quarterly and annual financial statements including the accounting principles and procedures applied in their preparation and any changes in accounting policies;

- monitoring TJX's system of internal financial controls and accounting practices;

- overseeing the internal and external audit process, including the scope and implementation of the annual audit;

- reviewing matters relating to compliance with our policies and applicable laws and regulations;

- selecting or terminating the independent auditors, approving their compensation and evaluating the performance of the independent auditors, including the lead audit and reviewing partners;

- establishing and maintaining procedures for receipt, retention and treatment of complaints, including the confidential and anonymous submission of complaints by employees, regarding accounting or auditing matters;

- pre-approving all work by the independent auditors; and

- reviewing other matters as the Board deems appropriate.

The charter of the Audit Committee is approved annually by the Board of Directors.

Executive Compensation Committee. The Executive Compensation Committee meets at least three times a year and is responsible for overseeing executive compensation and benefits. Specifically, the Executive Compensation Committee's responsibilities include:

- approving the compensation of TJX's executive officers and members of senior management, including awards of stock options, bonuses and other incentives;

- determining the performance goals and performance criteria under TJX's incentive plans;

- approving the terms of employment of the executive officers of TJX; and

- administering a number of TJX incentive plans, including our stock-based plans.

The Executive Compensation Committee held four meetings during fiscal 2003.

Corporate Governance Committee. The Corporate Governance Committee meets at least three times a year and is responsible for the nomination of directors and TJX's corporate governance practices. Specifically, the Corporate Governance Committee's responsibilities include:

- recommending director nominees to the Board;

- developing and reviewing corporate governance principles;

- reviewing practices and policies with respect to directors, including retirement policies, the size of the Board and the meeting frequency of the Board, and reviewing the functions, duties and composition of the committees of the Board;

- recommending processes for the annual evaluations of the performance of the Board, the Chairman, the Lead Director, and each committee and its chair;

- establishing performance objectives for the Chief Executive Officer and annually evaluating the performance of the Chief Executive Officer against such objectives; and

- overseeing the maintenance and presentation to the Board of management's plans for succession to senior management positions.

The Corporate Governance Committee will consider nominees for directors who are recommended by stockholders if the recommendation is in writing and is filed with our Secretary on a timely basis in accordance with our by-laws. The Corporate Governance Committee held three meetings during fiscal 2003.

Executive Committee. The Executive Committee meets as it determines appropriate and has the authority to act for the Board of Directors on specified matters during the intervals between meetings of the Board. The Executive Committee held one meeting during fiscal 2003.

Finance Committee. The Finance Committee meets at least twice a year and is responsible for reviewing and making recommendations to the Board relating to TJX's financial activities and condition. Specifically, the Finance Committee's responsibilities include:

- reviewing and making recommendations to the Board with respect to financing plans and strategies; financial condition; capital structure; tax strategies, liabilities and payments; dividends; stock repurchase programs and insurance programs of TJX and its subsidiaries;

- approving TJX's cash investment policies, foreign currency exchange policies and capital investment criteria, and agreements for borrowing by TJX and its subsidiaries from banks and other financial institutions; and

- reviewing investment policies, performance and actuarial status of TJX's pension and other retirement benefit plans;

The Finance Committee held three meetings during fiscal 2003.

During fiscal 2003, each director attended at least 75% of all meetings of the Board and committees of which he or she is a member.

Access to Management and Independent Advisors. Our directors have direct access to senior members of management. Key members of management attend each Board meeting, and there is frequent interaction between management and the Board.

The Board and its committees have the authority to hire consultants and advisors at their discretion at the expense of TJX.

Term Limits and Limits on Board Memberships.   The Board of Directors does not believe it should establish term limits. While term limits could help insure that there are fresh ideas and viewpoints available to the Board, they have the disadvantage of losing the contribution of directors who over time have developed increasing insight into TJX and its operations and therefore provide an increasing contribution to the Board of Directors as a whole. Because we do not have term limits for our directors, we are able to achieve a balanced mix of new and more experienced directors on our Board of Directors. The Corporate Governance Committee, in consultation with the Chief Executive Officer, the Chairman of the Board and the Lead Director, and in light of the annual Board and committee self-evaluations, reviews each director's renomination to the Board. No director shall be nominated who shall have attained the age of 71 prior to or on the date of his or her election or reelection.

Directors with full-time jobs should not serve on more than three boards of public companies in addition to our Board and no director should serve on more than five boards of public companies in addition to our Board. Members of the Audit Committee should not serve on more than two audit committees of other companies. When a director's principal occupation or business association changes during his or her tenure as a director, that director tenders his or her resignation from the Board. The Corporate Governance Committee will recommend to the Board any action to be taken with respect to the resignation.

Code of Conduct.   We have a Code of Conduct for our associates so that our business is conducted with integrity and in compliance with all applicable laws, rules and regulations. Our Code of Conduct covers all areas of professional conduct, including employment policies, conflicts of interest, intellectual property and the protection of confidential information, as well as strict adherence to all laws and regulations applicable to the conduct of our business. Information concerning our Code of Conduct is available on our website at *www.tjx.com.*

Code of Ethics for TJX Executives.   The Board of Directors has adopted a Code of Ethics for TJX Executives governing our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and other senior operating and financial executives. The Code of Ethics for TJX Executives is designed to ensure integrity in our financial reports and public disclosures. A copy of this Code of Ethics for TJX Executives is published on our website at *www.tjx.com.* We intend to disclose future amendments to, or waivers from, if any, the Code of Ethics for TJX Executives on our web site within five business days following the date of such amendment or waiver.

Audit Committee Report

We operate in accordance with a written charter adopted by the Board of Directors and reviewed annually by our committee. A copy is attached as Exhibit A to this proxy statement. We are responsible for oversight of the quality and integrity of TJX's accounting, auditing and financial reporting practices. Our Audit Committee is composed solely of members who are independent, as defined by the New York Stock Exchange. Further, four of our members (Ms. Deegan and Messrs. Brandon, Hightower and O'Brien) are audit committee financial experts as defined by the SEC.

The Audit Committee met eight times during fiscal 2003, including three meetings held with TJX's Chief Financial Officer, corporate controller and PricewaterhouseCoopers LLP, our independent auditors, prior to the public release of TJX's quarterly and annual earnings announcements in order to discuss the financial information contained in the announcements. Our committee chairman, acting as our representative, discussed the interim financial information contained in the announcement for one additional quarter with TJX's Chief Financial Officer, corporate controller and independent auditors.

We took numerous actions in order to discharge our oversight responsibility with respect to the audit process. We obtained from the independent auditors a formal written statement describing all relationships between the auditors and TJX that might bear on the auditors' independence, consistent with Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees." We also discussed with the auditors any relationships that may affect their objectivity and independence, and concluded that their provision of non-audit services, which since September 5, 2002 have been approved in advance by the Committee, was compatible with their independence. We also discussed with management, the internal auditors, and the independent auditors TJX's internal controls and the internal audit function's organization, responsibilities, budget and staffing. We reviewed with both the independent and internal auditors their audit plans, audit scope and identification of audit risks.

We discussed and reviewed with the independent auditors communications required by generally accepted auditing standards, as described in Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees," and, with and without management present, discussed and reviewed the results of the independent auditors' examination of the financial statements. We also discussed the results of the internal audit examinations.

The aggregate fees that we paid for professional services rendered by PricewaterhouseCoopers LLP for the years ended January 25, 2003 and January 26, 2002 were:

In thousands	2003	2002
Audit	$1,538	$1,122
Audit Related	117	275
Tax	2,589	1,117
All Other	891	1,723
Total	$5,135	$4,237

- Audit fees were for professional services rendered for the audits of the TJX consolidated financial statements and statutory and subsidiary audits, issuance of comfort letters, consents, income tax provision procedures, and assistance with review of documents filed with the SEC.

- Audit Related fees were for services related to employee benefit plan audits, business review of acquisition candidates, and consultations concerning financial accounting and reporting standards.

- Tax fees were for services related to tax compliance, including the preparation of tax returns and claims for refund; and tax planning and tax advice, including assistance with tax audits and appeals, tax services for employee benefit plans, and requests for rulings or technical advice from tax authorities.

- All Other fees were for services rendered for information systems reviews not performed in connection with the audit; and information technology consulting, primarily assistance with the selection and implementation of a transportation management system and contract programming.

On September 5, 2002, we established revised policies and procedures for the pre-approval of audit and non-audit services. Previously, all such services and fees were reviewed with the Committee and any service with a fee in excess of $500,000 was approved in advance by the Audit Committee. We now pre-approve all audit services and all permitted non-audit services by the independent public accountant including engagement fees and terms. We have delegated the authority to take such action between meetings to the Audit Committee chairman, who reports the decisions made to the full Audit Committee at its next scheduled meeting. From the date of adoption of these revised policies, all fees paid to, and services provided by, our independent public accountants have been pre-approved by the Audit Committee.

Our policies prohibit TJX from engaging the independent auditors to provide any services relating to bookkeeping or other services related to accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, fairness opinions or contribution-in-kind reports, actuarial services, internal audit outsourcing, any management function, legal services or expert services not related to the audit, broker-dealer, investment adviser, or investment banking services or human resource consulting. In addition, as described above, we evaluate whether TJX's use of the independent auditors for permitted non-audit services is compatible with maintaining the independence of the independent auditors.

We reviewed the audited financial statements of TJX as of and for the fiscal year ended January 25, 2003 with management and the independent auditors. Management has the responsibility for the preparation of TJX's financial statements, and the independent auditors have the responsibility for the examination of those statements.

Based on these reviews and discussions with management and the independent auditors, we recommended to the Board that TJX's audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended January 25, 2003 for filing with the Securities and Exchange Commission. We also have selected PricewaterhouseCoopers LLP as the independent auditors for fiscal 2004.

Audit Committee

Fletcher H. Wiley, Chairman
David Brandon
Gail Deegan
Dennis F. Hightower
John F. O'Brien, *ex-officio*

Compensation of Directors

Non-employee directors receive an annual retainer of $30,000 and fees of $1,250 for attendance at Board meetings and $1,000 for attendance at committee meetings (other than the Executive Committee). Directors are not paid fees for attendance at Board and committee meetings which are short in duration. Committee chairs also receive an annual fee of $7,500. For fiscal 2003, the annual fee was $5,000. Mr. O'Brien is paid an annual retainer of $100,000 for his services as Lead Director which includes his attendance at committee meetings. Directors may participate in our General Deferred Compensation Plan.

Under our shareholder approved Stock Incentive Plan, we credit the account of each director who is not a current or former employee of TJX with deferred shares representing $30,000 of common stock each year. For fiscal year 2003, the accounts were credited with deferred shares representing $10,000 of common stock. We will distribute common stock for the deferred shares when the director leaves the Board.

Under the Stock Incentive Plan, non-employee directors receive annual stock option grants as determined by the Board of Directors (12,000 shares each in fiscal 2003) at fair market value on the date of grant. Each option expires after ten years and becomes fully exercisable after one year. If a director dies or otherwise ceases to be a director prior to the date the option becomes exercisable, the option will immediately expire. Vested options remain exercisable for varying periods of up to five years following termination of service as a director. In some circumstances, options continue to vest during the exercise period following retirement. Unvested options will become immediately exercisable prior to, and will terminate upon the consummation of, various corporate transactions.

Beneficial Ownership

The following table shows as of March 31, 2003 the number of shares of TJX common stock beneficially owned by each director, nominee and executive officer named in the Summary Compensation Table and by all directors, nominees and executive officers as a group.

Name	Number of Shares(1)	Percentage of Outstanding Common Stock
Arnold S. Barron	196,667(2)	—
David Brandon	19,000	—
Bernard Cammarata	2,878,580(3)(4)	0.6%
Donald G. Campbell	644,584(2)(4)	0.1%
Gary L. Crittenden	21,000	—
Gail Deegan	18,000	—
Edmond J. English	634,132(2)	0.1%
Dennis F. Hightower	1,000(4)	—
Richard G. Lesser	640,000	0.1%
Peter A. Maich	613,000(2)	0.1%
Carol Meyrowitz	274,490(2)	0.1%
John F. O'Brien	64,000	—
Robert F. Shapiro	123,500(4)	—
Willow B. Shire	50,000	—
Fletcher H. Wiley	47,200	—
All Directors, Nominees and Executive Officers as a group (16 persons)	6,311,822	1.2%

(1) All directors and officers have sole voting and investment power except as indicated below. Includes shares of common stock which each of the following persons had the right to acquire on March 31, 2003 or within sixty (60) days thereafter through the exercise of options: Mr. Barron (146,667), Mr. Brandon (12,000), Mr. Cammarata (1,900,000), Mr. Campbell (406,002), Mr. Crittenden (20,000), Ms. Deegan (12,000), Mr. English (480,000), Mr. Lesser (640,000), Mr. Maich (538,000), Ms. Meyrowitz (100,000), Mr. O'Brien (48,000), Mr. Shapiro (20,000), Ms. Shire (44,000), Mr. Wiley (40,000) and all directors, nominees and executive officers as a group (4,493,338). Excludes vested deferred shares payable in shares upon leaving the Board: Mr. Brandon (488), Mr. Crittenden (2,086), Ms. Deegan (1,087), Mr. Hightower (5,706), Mr. O'Brien (5,507), Mr. Shapiro (12,616), Ms. Shire (6,189), and Mr. Wiley (12,114).

(2) Includes shares subject to forfeiture restrictions: Mr. Barron (50,000), Mr. Campbell (113,334), Mr. English (66,666), Mr. Maich (75,000) and Ms. Meyrowitz (174,490).

(3) Excludes 1,608 shares owned by Mr. Cammarata's wife as to which Mr. Cammarata disclaims beneficial ownership, and includes 200,000 shares owned by a trust of which Mr. Cammarata is sole trustee.

(4) Includes shares owned by a charitable foundation of which the individual is a trustee or officer: Mr. Cammarata (240,972), Mr. Campbell (11,796), Mr. Hightower (1,000) and Mr. Shapiro (2,500).

As of March 31, 2003, based on information filed with the Securities and Exchange Commission, the persons known to us to beneficially own five percent or more of our outstanding voting stock are as follows:

Name and Address of Beneficial Owner	Number of Shares	Percentage of Class Outstanding
Capital Research & Management Co. .... 333 South Hope Street Los Angeles, CA 90071	30,445,000(1)	5.8%
Putnam LLC .... One Post Office Square Boston, MA 02109	47,243,383(2)	9.0%
Ruane, Cunniff & Co., Inc. .... 767 Fifth Avenue New York, NY 10153-4798	41,320,766(3)	7.9%

(1) Reflects no sole or shared voting power and sole dispositive power.

(2) Based on a filing by Putnam LLC on behalf of itself and Marsh & McLennan Companies, Inc., Putnam Investment Management, LLC and The Putnam Advisory Company, LLC. Reflects no sole voting power, shared voting power with respect to 5,504,954 shares, and shared dispositive power with respect to all of the shares.

(3) Reflects sole voting power with respect to 24,444,645 shares, no shared voting power, and sole dispositive power with respect to all shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers to file reports of holdings and transactions in TJX common stock with the Securities and Exchange Commission and the New York Stock Exchange. Under regulations recently adopted under the Sarbanes-Oxley Act of 2002, most transactions are now reportable within two business days. To facilitate compliance, we have undertaken the responsibility to prepare and file these reports on behalf of our officers and directors. Based on our records and other information, all reports were timely filed, except a late report was filed for Mr. English covering the acquisition and disposition of approximately 331 shares in his 401(k) Plan Account and late reports were filed for each of our independent directors covering the acquisition of additional deferred shares under the Deferred Stock Plan for Non-Employee Directors reflecting a quarterly cash dividend paid on November 27, 2002: Mr. Brandon (0.73 shares); Mr. Crittenden (3.12 shares); Ms. Deegan (1.62 shares); Mr. Hightower (8.53 shares); Mr. O'Brien (8.23 shares); Mr. Shapiro (18.86 shares); Ms. Shire (9.25 shares); and Mr. Wiley (18.11 shares).

EXECUTIVE COMPENSATION

Executive Compensation Committee Report

The Executive Compensation Committee of the Board of Directors, or ECC, administers our executive compensation programs. The ECC has also been responsible for approving compensation paid to our Chief Executive Officer and other executive officers and approving or reviewing compensation paid to other key associates. Each member of the ECC is a non-employee director and meets the independence standards adopted by the Board of Directors in compliance with New York Stock Exchange rules. The ECC operates under the terms of a written charter which is reviewed by the members of the committee annually.

Compensation Philosophy

We have designed our compensation program based on the philosophy that all of our associates are important to our success, with our executive officers and senior executives setting the direction of our business and having overall responsibility for our results. Like other retailers, we operate in a highly competitive and difficult economic environment. Accordingly, we have structured our compensation to accomplish several goals:

- attract and retain very talented individuals,

- reward achievement of business objectives and financial goals, and

- enhance shareholder value by achieving our short-term and long-term strategic objectives.

The ECC implements this compensation philosophy for our executives by providing:

- base salaries that are competitive with salaries paid by peer companies,

- short-term incentive programs tied to defined financial measures that our executives can influence, and

- longer-term incentives designed to encourage strategic planning and execution.

The ECC uses the services of outside compensation consultants to assist TJX in designing a total compensation program competitive with those offered by other peer group companies. The ECC sets base salary and annual bonus targets at approximately the median level of salary and bonus of a group of peer companies, which include some of the companies included in the Dow Jones Apparel Retailers Index, as well as some other retail companies. In addition, the outside compensation consultants review the total compensation of these peer companies and use this information to assist the ECC with establishing a competitive long-term compensation strategy.

Base Salary

The ECC considers the peer data discussed above as well as individual performance when approving base salaries for executive officers. The ECC evaluates individual performance based on the achievement of corporate or divisional operating goals and subjective criteria, as well as the Chief Executive Officer's evaluation of the other executive officers. No specific weight is assigned to any particular factor. Mr. English, Ms. Meyrowitz, Mr. Campbell and Mr. Barron each have multi-year employment agreements negotiated on an arm's-length basis with the ECC that provide a minimum annual base salary. Mr. English requested that the ECC not increase his base salary because TJX did not achieve all of its financial goals for fiscal 2002. The ECC accepted his request.

Short-Term Incentives

Our Management Incentive Plan is designed to encourage key associates and managers, including executive officers, to achieve annual pre-tax income goals by paying bonuses based on achievement of these goals. The ECC approves these annual goals early in each fiscal year. The ECC also approves bonus targets for participants in the plan, including executives, based on their responsibilities and the input from the consultants described above. The ECC set Mr. English's bonus target at 75% of his salary for fiscal 2003. If our performance exceeds the annual goals, participants can earn up to two times their bonus target based on performance above goals. If performance does not meet the annual goals, the participants will either not receive any bonuses or will receive reduced bonuses, based on the percentage of the annual goals achieved. In accordance with the Management Incentive Plan, Mr. English's fiscal 2003 bonus payment was 64% of salary.

Long-Term Incentives

The long-term compensation program for senior management includes performance awards granted under the Long Range Performance Incentive Plan and stock options granted under the Stock Incentive Plan.

The Long Range Performance Incentive Plan is designed to:

- reward executives for achieving long-term pre-tax income goals over a three-year period,

- provide retention incentives for executives, and

- tie a significant portion of an executive's total compensation to our long-term performance.

Under the plan, performance awards are paid to participants, including executive officers, if company-wide or divisional three-year, pre-tax income targets set by the ECC are met. If the targets are not met, TJX either does not pay any performance award or pays a reduced performance award, based on the percentage of the performance targets realized. The maximum performance awards are up to 150% of the target performance awards for pre-tax income exceeding target goals. Mr. English's performance award opportunities are provided in his employment agreement. Based on TJX's pre-tax income for the fiscal 2001-2003 period, Mr. English earned a performance award equal to 81% of his target award.

Stock options for our executive officers and key associates are part of our long-term incentive program and link the enhancement of shareholder value directly to their total compensation. The ECC determines the number of stock options granted based upon several factors:

- level of responsibility and past performance,

- total compensation strategy for mix of base salary, short-term incentives and long-term incentives, and other equity incentives granted,

- contractual obligations, and

- economic cost of options granted.

We granted all stock options in fiscal 2003 under the Stock Incentive Plan. The exercise price of each stock option granted was equal to the fair market value of our common stock on the date the option was granted. Stock options provide value only when and to the extent that the fair market value of our common stock appreciates. During fiscal 2003, we granted options to purchase 300,000 shares of common stock to Mr. English. The Board considered the factors described above in granting these options to Mr. English.

The Financial Accounting Standards Board is currently undertaking a comprehensive reconsideration of accounting for stock options in light of the recently proposed guidance issued by the International Accounting Standards Board. TJX's Audit Committee has reviewed and discussed accounting for stock options. TJX generally agrees with the concept of recognizing compensation cost based on a fair value approach. However, TJX does not want to implement option expensing until the FASB has adopted standardized rules that are applicable to all companies. TJX does not want to face the possibility of a restatement if different standardized rules are adopted than those TJX initially utilizes and believes a uniform rule is necessary to allow investors to make informed comparisons between companies. We consider the cost to TJX when awarding stock options and will continue to consider other equity-based forms of executive compensation including performance-based equity linked to indices or other comparable performance criteria.

Section 162(m) of the Internal Revenue Code of 1986

    In establishing compensation, we take into account the provisions of Section 162(m) of the Internal Revenue Code, which exempts some performance-based compensation from the $1 million deduction limit. However, we may approve compensation that does not qualify for the exemption to attract and retain executives.


Executive Compensation Committee

Dennis F. Hightower, Chairman since June 2002
John F. O'Brien, *ex-officio*
Robert F. Shapiro
Willow B. Shire


Summary Compensation Table

The following table provides information concerning compensation for our Chief Executive Officer and four other most highly-paid executive officers. All references to options reflect the two-for-one stock split in fiscal 2003.

					Long-Term Compensation		
					Awards Granted		Payouts	
		Annual Compensation			Restricted Stock Awards ($) (3)	Securities Underlying Options	Long-Term Incentive Plan Payouts	All Other Compensation (4)
Name and Principal Position	Fiscal Year	Salary	Bonus(1)	Other Annual Compensation (2)				
Edmond J. English	2003	$1,000,000	$643,500	$9,781	—	300,000	$355,168	$3,936
President and Chief	2002	$ 934,615	$446,270	$9,620	$3,623,750	360,000	$205,178	$5,066
Executive Officer	2001	$ 768,269	$370,337	$5,990	—	480,000	$204,080	$5,066
Arnold S. Barron	2003	$ 578,270	$193,214	$8,294	$ 992,500	125,000	$188,955	$3,936
Executive Vice President,	2002	$ 533,654	$217,211	$8,294	—	140,000	$197,680	$5,066
Chief Operating Officer of	2001	$ 500,000	$170,663	$8,025	—	168,000	$204,080	$5,066
The Marmaxx Group								
Donald G. Campbell	2003	$ 721,923	$309,705	$6,235	—	225,000	$266,376	$3,936
Executive Vice President-	2002	$ 684,212	$251,311	$6,078	$3,126,000	300,000	$287,249	$5,066
Finance and Chief	2001	$ 651,539	$261,723	$5,765	—	264,000	$382,650	$5,066
Financial Officer								
Peter A. Maich	2003	$ 664,135	$256,422	$6,078	$1,488,750	150,000	$226,016	$3,936
Executive Vice President,	2002	$ 638,558	$211,088	$6,000	—	162,000	$243,499	$5,066
Group Executive	2001	$ 615,000	$222,341	$6,500	—	216,000	$333,840	$5,066
Carol Meyrowitz	2003	$ 767,308	$313,349	$9,620	$2,977,500	225,000	$201,552	$3,936
Executive Vice President,	2002	$ 700,000	$348,233	$6,413	—	300,000	$216,900	$5,066
President of	2001	$ 525,000	$179,196	$7,647	—	168,000	$208,650	$5,066
The Marmaxx Group								

(1) Bonus consists of amounts paid pursuant to the Management Incentive Plan.

(2) Other Annual Compensation consists of tax reimbursements associated with car allowances.

(3) This column indicates the market value on the date of grant. In fiscal 2003, Messrs. Barron and Maich and Ms. Meyrowitz received performance-based restricted stock of 50,000, 75,000 and 150,000 shares respectively that will vest over four years upon achievement of specified performance goals. The aggregate holdings and market value of restricted stock on January 25, 2003 by the named executive officers are: Mr. English (66,666 shares/$1,270,654), Mr. Barron (50,000 shares/$953,000), Mr. Campbell (133,334 shares/$2,541,346), Mr. Maich (75,000 shares/$1,429,500) and Ms. Meyrowitz (174,490 shares/$3,325,779). Restricted stock generally vests over three to four years after the date of grant based on the passage of time or the achievement of performance goals. Restricted shares also vest on death, disability, change of control and some retirement situations. Regular dividends are paid on restricted stock.

(4) All Other Compensation for each of the named executive officers includes Company contributions to TJX's General Savings/Profit Sharing Plan of $3,000 for calendar year 2002 and $2,550 for calendar years 2001 and 2000, and Company-paid amounts for life insurance in the amount of $936 for calendar year 2002 and $2,516 for calendar years 2001 and 2000.

Option Grants in Fiscal 2003

The following table reports stock option grants awarded between January 27, 2002 and January 25, 2003 to the named executive officers:

| | Individual Grants | | | | | | | | | |
| Name | Number of Securities Underlying Options Granted(1) | Percent of Total Options Granted to Employees in Fiscal Year | Exercise or Base Price (Per Share)(1) | Expiration Date | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2) | | | | | |
					0%		5%		10%	
Edmond J. English	300,000	2.6%	$19.85	09/04/12	$0	$	3,745,068	$	9,490,736	
Arnold S. Barron	125,000	1.1%	$19.85	09/04/12	$0	$	1,560,445	$	3,954,473	
Donald G. Campbell	225,000	2.0%	$19.85	09/04/12	$0	$	2,808,801	$	7,118,052	
Peter A. Maich	150,000	1.3%	$19.85	09/04/12	$0	$	1,872,534	$	4,745,368	
Carol Meyrowitz	225,000	2.0%	$19.85	09/04/12	$0	$	2,808,801	$	7,118,052	
All Optionees(3)	11,394,830	100%	$19.85	09/04/12	$0	$	142,248,025	$	360,484,424	
All Shareholders(4)	520,515,041				$0		$6,497,879,882		$16,466,903,401	
Optionee Gains as % of All Shareholders Gain							2.2%		2.2%	

(1) All options were granted with an exercise price equal to the closing price on the New York Stock Exchange on the day of grant. Options vest in equal annual installments over three years, beginning on the first anniversary of the grant date. All options vest upon a change of control.

(2) The dollar amounts under these columns are the result of calculations at 0%, and at the 5% and 10% rates required by the SEC, and therefore are not intended to forecast possible future appreciation of TJX's stock price at the end of ten years.

(3) The All Optionees example assumes the average price per share of all options granted during fiscal 2003 ($19.85) for a ten-year term based on assumed annual stock price appreciation of 0%, 5% and 10%, respectively.

(4) No gain to the optionees is possible without an increase in stock price, which will benefit all shareholders commensurately. The All Shareholders example assumes the same price and ten-year term used in the All Optionees example and is based on the number of shares outstanding on January 25, 2003 of 520,515,041 but does not reflect dividends which may be received during the period.

Aggregated Option Exercises in Fiscal 2003 and Fiscal 2003 Year-End Option Values

The following table provides information on option exercises in fiscal 2003 by the named executive officers and the value of such officers' unexercised options as of January 25, 2003:

| Name | Shares Acquired on Exercise (# of Shares) | Value Realized | Number of Securities Underlying Unexercised Options at Fiscal Year-End | | Value of Unexercised In-The-Money Options at Fiscal Year-End(1) | |
			Exercisable (# of Shares)	Unexercisable (# of Shares)	Exercisable	Unexercisable
Edmond J. English	160,002	$1,663,959	480,000	699,998	$2,466,800	$1,769,983
Arnold S. Barron	56,000	$ 570,130	146,667	274,331	$ 517,467	$ 634,275
Donald G. Campbell	0	$ 0	406,002	512,998	$2,051,127	$1,081,263
Peter A. Maich	0	$ 0	538,000	330,000	$3,885,378	$ 796,500
Carol Meyrowitz	156,000	$1,182,929	100,000	480,998	$ 158,500	$ 803,343

(1) The value of unexercised in-the-money options was calculated based on $19.06, the closing price of TJX's common stock as of January 25, 2003, the last day of the fiscal year, less the exercise price of the options.

Long Range Performance Incentive Plan Awards in Fiscal 2003

We have a Long Range Performance Incentive Plan. Each year the ECC sets target awards and cumulative performance goals for the next three consecutive fiscal years under this plan. Cash awards are paid based on the level of achievement of the performance goals for the period. The following table describes the awards granted to the named executive officers under this plan during fiscal 2003. The performance goals for these awards are tied to cumulative pre-tax income for the period.

| | | Estimated Future Payouts Under Non-Stock Price-Based Plan | | |
Name	Performance Period Until Payout	Threshold ($)	Target ($)	Maximum ($)
Edmond J. English	2003-2005	$0	$650,000	$975,000
Arnold S. Barron	2003-2005	$0	$260,000	$390,000
Donald G. Campbell	2003-2005	$0	$367,500	$551,250
Peter A. Maich	2003-2005	$0	$295,000	$442,500
Carol Meyrowitz	2003-2005	$0	$400,000	$600,000

Retirement Plans

We have a tax-qualified defined benefit plan, or "Retirement Plan," for all eligible employees and a Supplemental Executive Retirement Plan, or "SERP," for some of our key employees, including the named executive officers. The executive officers are also eligible to participate in our Executive Savings Plan, which is a non-qualified deferred compensation plan intended to supplement the savings under TJX's 401(k) Plan, or "Savings/Profit Sharing Plan" of selected key employees. Executive officers who are eligible for the SERP are not entitled to Company credits under the Executive Savings Plan. Benefits payable under the SERP are reduced by benefits received under the Retirement Plan, primary Social Security benefits, and benefits associated with Company contributions under the Savings/Profit Sharing Plan. The following table shows the estimated annual retirement benefit payable on a straight life annuity basis at normal retirement (age 65) for all employees eligible for SERP benefits.

| Average Annual Earnings(1) | Estimated Annual Retirement Benefits for Years of Service Indicated(2) | | |
	10 Years	15 Years	20 Years or More
$ 100,000	$ 25,000	$ 37,500	$ 50,000
150,000	37,500	56,250	75,000
200,000	50,000	75,000	100,000
300,000	75,000	112,500	150,000
400,000	100,000	150,000	200,000
500,000	125,000	187,500	250,000
600,000	150,000	225,000	300,000
800,000	200,000	300,000	400,000
1,000,000	250,000	375,000	500,000
1,200,000	300,000	450,000	600,000
1,400,000	350,000	525,000	700,000
1,600,000	400,000	600,000	800,000

(1) Average Annual Earnings includes salary and short-term bonuses and is based on the highest compensation during five of the last ten years of employment.

(2) As of January 25, 2003, the years of service for the following executive officers under SERP are as follows: Mr. English, 20 years; Mr. Barron, 23 years; Mr. Campbell, 29 years; Mr. Maich, 18 years; and Ms. Meyrowitz, 17 years.

During fiscal 2000 and fiscal 2001, we entered into separate arrangements with Mr. Cammarata and Mr. Lesser, respectively, whereby we agreed to fund life insurance policies on a so-called split-dollar basis in exchange for a waiver of all or a portion of the executive's retirement benefits under the SERP. The arrangements were designed so that our after-tax cash expenditures on the insurance policies, net of expected refunds of premiums paid, would be substantially equivalent, on a present value basis, to the after-tax cash expenditures that we would have incurred under the SERP. During fiscal 2003, we decided to unwind the earlier transactions due to changes in the law. Our obligations under the split-dollar arrangements were canceled, and we agreed to pay each of the individuals a restored supplemental retirement benefit such that our net after-tax cost, taking into account the unwinding of the arrangement, would be substantially equivalent on a present value basis to the after-tax cost of our original SERP obligation to each of the individuals. As a result, our payment to Mr. Lesser, net of payment received from his insurance trust, was $364,755, and our net payment to Mr. Cammarata was $2,494,553. In addition, we paid Mr. Lesser $227,182 with respect to associated taxes and agreed to indemnify Mr. Cammarata for up to $1,125,000 of possible associated taxes.

Employment Agreements

Under Mr. English's employment agreement, he serves as President and Chief Executive Officer of TJX until the annual stockholder meeting in 2003. The Executive Compensation Committee is currently negotiating an extension of the agreement. Under the current agreement, Mr. English has agreed to a two-year non-competition period following voluntary termination of employment. Under his agreement, Mr. English will receive a base salary of not less than $800,000. Effective May 28, 2001 Mr. English's base salary was set at $1,000,000. He is entitled to annual awards under the Management Incentive Plan and Long Range Performance Incentive Plan as well as participation in stock option grants at a level of not less than 100,000 options annually. Under the agreement, Mr. English is fully vested in his accrued SERP benefit and is entitled to participate in other executive benefit programs. If the employment period ends prior to the end of its term by reason of death, disability, incapacity, or termination by TJX other than for cause, or is terminated by Mr. English following specified TJX actions, Mr. English would receive base salary and specified benefits for the balance of the contract period or for twelve months if longer, with any salary continuation after twelve months subject to reduction for other employment earnings. He would also be entitled to a prorated payment of outstanding Management Incentive Plan and Long Range Performance Incentive Plan awards. If Mr. English is not offered service in a capacity agreeable to him and on mutually satisfactory terms following the expiration of the agreement, he would be entitled to continuation of base salary and specified benefits for one year. In the event of a change of control, Mr. English would be entitled to receive his maximum Long Range Performance Incentive Plan award under any award cycles not yet completed, plus his target award and a prorated award for Management Incentive Plan for the year of the change of control. Also, Mr. English would no longer be subject to non-competition undertakings. In the event of a change of control followed by termination of employment resulting from a change of control termination, instead of the severance benefits described above, Mr. English would be entitled to a payment equal to two times salary plus the present value of SERP benefits. For up to two years following termination, TJX would also be obligated to provide continued benefits. We would also be obligated to pay all legal fees and expenses reasonably incurred by Mr. English in seeking enforcement of contractual rights following a change of control.

Mr. Barron, Mr. Campbell and Ms. Meyrowitz have employment agreements with TJX providing for employment through January 31, 2004. Under their respective agreements, Mr. Barron will receive a base salary of not less than $500,000, Mr. Campbell will receive a base salary of not less than $695,000, and Ms. Meyrowitz will receive a base salary of not less than $700,000. The agreements include a non-competition undertaking following voluntary termination of employment. In each case, the executive is entitled to participate in specified benefit programs, including the Management Incentive Plan and the Long Range Performance Incentive Plan. If employment terminates by reason of death, disability, incapacity or termination by TJX other than for cause, the executive will be entitled to continuation of base salary and health and similar benefits for defined periods, payment of specified Management Incentive Plan and deferred compensation awards, and a portion of any Long Range Performance Incentive Plan target award. In the event of a change of control, the terms of the employment agreement or individual awards provide that the executive would vest in his or her options. (In Ms. Meyrowitz's case, most change of control benefits are provided pursuant to a separate agreement.) The executive would also no longer be subject to non-competition undertakings. If a change of control were followed by termination of employment resulting from a change of control termination, in lieu of the severance benefits described above, the executive would be entitled to receive a payment equal to two times base salary plus the present value of remaining SERP benefits. For up to two years following termination, TJX would also be obligated to provide continued benefits. We would also be obligated to pay all legal fees and expenses reasonably incurred by the executive in seeking enforcement of contractual rights following a change of control. If change of control payments and benefits to any of Mr. Barron, Mr. Campbell, Mr. English, and Ms. Meyrowitz were sufficient to result in an excise tax under the so-called "golden parachute" provisions of the Code, we would be obligated to pay the executive a tax gross-up payment.

Trust Agreements

We have entered into trust agreements with institutional trustees providing for the payment out of the assets of the trusts of benefits accrued under such of our various benefit plans, employment agreements and other employment arrangements as we specify from time to time. To the extent not already irrevocable, the trusts would become irrevocable upon a change of control of TJX. We may make contributions to the trusts from time to time, and additional funding could be required upon a change of control. To the extent funded, the trusts are to be used, subject to their terms and to the claims of our general creditors in specified circumstances, to make payments under the terms of the benefit plans, employment agreements and other employment arrangements from time to time specified by us.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and officers indemnifying them against expenses, settlements, judgments and fines incurred in connection with any threatened, pending or completed action, suit, arbitration or proceeding, where the individual's involvement is by reason of the fact that he or she is or was a director or officer or served at our request as a director of another organization (except that indemnification is not provided against judgments and fines in a derivative suit unless permitted by Delaware law). An individual may not be indemnified if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of TJX, except to the extent Delaware law shall permit broader contractual indemnification. The indemnification agreements provide procedures, presumptions and remedies designed to substantially strengthen the indemnity rights beyond those provided by TJX's Certificate of Incorporation and by Delaware law.

PERFORMANCE GRAPH

The line graph below compares the cumulative performance of TJX's common stock with the S&P Composite-500 Stock Index and the Dow Jones Apparel Retailers Index as of the date nearest the end of TJX's fiscal year for which index data is readily available for each year in the five-year period ending January 25, 2003. The graph assumes that $100 was invested on January 30, 1998 in each of TJX's common stock, the S&P Composite-500 Stock Index and the Dow Jones Apparel Retailers Index and that all dividends were reinvested.



SHAREHOLDER PROPOSAL 1

Some of our shareholders have submitted the proposal set forth below which will be voted upon at the meeting if properly presented by its proponents. We will furnish the names and addresses of the shareholders submitting the proposal to any shareholder requesting such information.

"WHEREAS, TJX Companies, Inc. operates a subsidiary in Northern Ireland;

WHEREAS, the securing of a lasting peace in Northern Ireland encourages us to promote means for establishing justice and equality;

WHEREAS, employment discrimination in Northern Ireland was cited by the International Commission of Jurists as being one of the major causes of sectarian strife;

WHEREAS, Dr. Sean MacBride, founder of Amnesty International and Nobel Peace laureate, has proposed several equal opportunity employment principles to serve as guidelines for corporations in Northern Ireland. These include:

1. Increasing the representation of individuals from underrepresented religious groups in the workforce including managerial, supervisory, administrative, clerical and technical jobs.

2. Adequate security for the protection of minority employees both at the workplace and while traveling to and from work.

3. The banning of provocative religious or political emblems from the workplace.

21

4. All job openings should be publicly advertised and special recruitment efforts should be made to attract applicants from underrepresented religious groups.

5. Layoff, recall, and termination procedures should not in practice, favor particular religious groupings.

6. The abolition of job reservations, apprenticeship restrictions, and differential employment criteria, which discriminate on the basis of religion or ethnic origin.

7. The development of training programs that will prepare substantial numbers of current minority employees for skilled jobs, including the expansion of existing programs and the creation of new programs to train, upgrade, and improve the skills of minority employees.

8. The establishment of procedures to assess, identify and actively recruit minority employees with potential for further advancement.

9. The appointment of a senior management staff member to oversee the company's affirmative action efforts and the setting up of timetables to carry out affirmative action principles.

RESOLVED: Shareholders request the Board of Directors to:

Make all possible lawful efforts to implement and/or increase activity on each of the nine MacBride Principles.

Supporting Statement

We believe that our company benefits by hiring from the widest available talent pool. An employee's ability to do the job should be the primary consideration in hiring and promotion decisions.

Implementation of the MacBride Principles by TJX Companies, Inc. will demonstrate its concern for human rights and equality of opportunity in its international operations.

Please vote your proxy FOR these concerns."

Statement of the Board of Directors in Opposition to Shareholder Proposal No. 1

TJX strongly supports ongoing efforts to eliminate employment discrimination in Northern Ireland. While we agree that fair employment practices are important to restoring peace to Northern Ireland, we believe that adopting the MacBride Principles is unnecessary and potentially counterproductive for TJX.

We have a demonstrated record of concern for human rights and equality of opportunity throughout our company. Our policy and practice in Northern Ireland and worldwide are to provide equal opportunity employment in all locations without regard to race, color, religion, sex, national origin, citizenship status, age, disability or marital status. We make decisions regarding the hiring, promotion and termination of our employees based solely on experience and qualifications and without regard to religious or ethnic background. Similarly, our recruiting procedures are designed to provide equal opportunity.

We cooperate fully with ongoing legislative efforts to eliminate employment discrimination in Northern Ireland. Our operations in Northern Ireland are retail stores operated by our subsidiary T.K. Maxx. Our T.K. Maxx operations in Northern Ireland fully adhere to the standards of the Northern Ireland Fair Employment legislation, as updated by the Fair Employment and Treatment (Northern Ireland) Order of 1998. In addition, T.K. Maxx is registered with, and cooperates fully with, the Equality Commission for Northern Ireland, which oversees equal opportunity in employment.

We are concerned that adopting the MacBride Principles may undermine these ongoing legislative efforts to eliminate employment discrimination in Northern Ireland, as well as our own policies providing for equal opportunity. We also fear that the implementation of a potentially rigid set of principles may lead to divisiveness and unfairness among our employees in Northern Ireland. By adopting the MacBride Principles, we would become unnecessarily accountable to different sets of overlapping fair employment guidelines for Northern Ireland. These guidelines may conflict, making it difficult to determine what standard will best help us to run our business in Northern Ireland fairly.

The same proposal requesting the adoption of the MacBride Principles was submitted at the last four Annual Meetings of Shareholders. Your Board of Directors opposed the proposal each time, and each time it was soundly defeated. After re-examining the actions required by the proposal, your Board of Directors continues to believe that implementation of the MacBride Principles is burdensome, unnecessary and counterproductive and, as a result, is not in the best interests of TJX or its employees in Northern Ireland.

Your Board of Directors unanimously recommends a vote AGAINST approval of Shareholder Proposal 1.

SHAREHOLDER PROPOSAL 2

Some of our shareholders have submitted the proposal set forth below which will be voted upon at the meeting if properly presented by its proponents. We will furnish the names and addresses of the shareholders submitting the proposal to any shareholder requesting such information.

"Whereas: Consumers and shareholders continue to be seriously concerned about whether abusive working conditions and absence of a sustainable living wage exist in facilities where the products they buy are produced or assembled.

Three-quarters of US consumers surveyed would avoid shopping at a retailer that they knew sold garments made in sweatshops. An overwhelming 86% of those surveyed would pay a 5% mark-up to ensure decent working conditions. ("The Consumer and Sweatshops," Marymount University Survey, November 1999)

Students have persuaded their universities to adopt codes requiring that clothing sold in university stores be made under humane conditions. (*Business Week*, 5/3/99)

Nearly half the global workforce involved in producing textiles, garments and shoes are women and wage inequalities are their universal lot. (International Labor Organization, 10/16/00)

Our company purchased goods produced in countries like China where human rights abuses and unfair labor practices have been well documented. (U.S. State Department's "China Country Report on Human Rights Practices — 2000")

Reports that suppliers are exploiting workers may damage our company's reputation and generate a consumer backlash. Our company should demonstrate enforcement of its standards by developing independent monitoring programs with local, respected and independent religious, human rights and labor groups. To be credible, the process of monitoring and verification must be transparent, with the contents of compliance reports made public.

To improve the quality of life of the workers who make its products, our company should implement ongoing wage adjustments, ensuring that workers have a sustainable living wage.

And rather than terminating contracts our company should establish incentives to encourage its suppliers and vendors to raise labor standards.

Resolved: Request the Board of Directors to:

1. Amend the company's buying policy and standard purchase contracts to reflect implementation of a code of conduct based on the ILO standards

2. Establish an independent monitoring process that assesses adherence to these conventions and,

3. Report annually on adherence to the amended Policy through an independent and transparent process, the first such report to be completed by October 2003. The report shall be prepared at reasonable cost and may omit proprietary information.

Supporting Statement

1) All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98).

2) Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)

3) There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111).

4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Convention 29 and 105).

5) There shall be no use of child labor. (ILO Convention 138 and 182)."

Statement of the Board of Directors in Opposition to Shareholder Proposal No. 2

TJX is fully committed to operating our business in accordance with high standards of business ethics and applicable law. We believe we have performed responsibly and in a manner consistent with those standards. We strongly support efforts to improve international human rights standards.

TJX is an off-price retailer principally of brand name products. We do not own or operate any foreign manufacturing facilities. For the small percentage of our merchandise that we source internationally, we maintain procedures designed to monitor compliance with our standards.

Our vendors do business with us pursuant to purchase documents that require their compliance with applicable laws and industry standards. Our Import Compliance Program is designed to ensure that our buying agents and vendors understand our commitment to this compliance. One significant part of our Import Compliance Program is our Vendor Code of Conduct, which is TJX's statement of principles related to the manufacture of the merchandise we source internationally. Our Vendor Code of Conduct sets standards related to the employment practices and working conditions of our vendors. All vendors are required to meet certain workplace standards in order to do business with TJX, including providing their workers with safe and healthy workplaces and complying with applicable laws relating to benefits, working hours and wages. No vendor may produce goods for TJX using child labor, forced labor, prison labor or indentured labor. Our vendors and their factories must respect the rights of their employees. We will not tolerate human rights abuses, including physical or psychological punishment of workers.

As an additional component of our Import Compliance Program, we have engaged an independent third-party inspection company. Our independent inspection company conducts both announced and unannounced factory audits on our behalf. In addition, our buying agents inspect factories at which we source goods to confirm that our policies are followed. These agents receive training both from TJX staff and from our independent inspection company, which has accompanied agents on factory inspections as a part of this training. Our vendors are informed that if factories do not adhere to our standards, we may cancel orders and terminate our business relationship.

Our Vendor Code of Conduct and related materials, which are posted on our corporate website, address many of the core issues listed in the proposal. However, in contrast to those core issues, the ILO Conventions set forth extensive and detailed initiatives and rules to be implemented by governmental entities, not companies. The ILO Conventions do not represent human rights standards, but instead are international treaties to be adopted by governments through legislative action. In fact, the United States has adopted very few of the ILO Conventions.

In addition, your Board of Directors believes that the proposal is so broadly written that the management of any corporation would have substantial difficulty in implementing it. The proposal appears to seek implementation of a code of conduct based on all 180 ILO Conventions, which together number over 1,250 pages. These broad conventions touch on many issues that have limited connection with TJX's business, contradict our existing policies, and may at times conflict with local law. As a result, we would be forced to devote substantial time and financial resources to reviewing the texts of the Conventions to develop the proposed code of conduct. Because these Conventions were not designed for businesses, your Board of Directors believes that these expenditures would be counterproductive.

We believe that the proposal, if implemented, would only duplicate our existing efforts already underway. In addition, preparation of a formal report would require unnecessary expense and divert management from focusing on TJX's ongoing compliance efforts. Your Board of Directors believes the interests of TJX shareholders would be better served by continuing to focus on our existing initiatives without the introduction of the additional monitoring and reporting requested in the proposal.

Your Board of Directors unanimously recommends a vote AGAINST approval of Shareholder Proposal 2.

VOTING REQUIREMENTS AND PROXIES

The four nominees receiving a plurality of votes properly cast at the meeting will be elected directors. All other matters require the approval of the majority of votes properly cast.

If you vote your shares by mail, telephone or Internet, your shares will be voted in accordance with your directions. If you do not indicate specific choices when you vote by mail, telephone or Internet, your shares will be voted for the election of the four director nominees and against both of the Shareholder Proposals. If any nominee should become unavailable, your shares will be voted for another nominee selected by the Board or for only the remaining nominees. If your shares are held in the name of a broker or nominee and you do not instruct the broker or nominee how to vote with respect to the Shareholder Proposals or if you abstain or withhold authority to vote on any matter, your shares will not be counted as having been voted on that matter but will be counted as in attendance at the meeting for purposes of a quorum.

INDEPENDENT AUDITORS

The Audit Committee has selected PricewaterhouseCoopers LLP to examine TJX's financial statements for the fiscal year ending January 31, 2004. We expect representatives of PricewaterhouseCoopers LLP to be present at the annual meeting. They will have an opportunity to make a statement at the annual meeting, if they so desire, and to respond to appropriate questions.

STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

A stockholder who intends to present a proposal at the 2004 Annual Meeting of Stockholders and who wishes the proposal to be included in the proxy materials for that meeting must submit the proposal in writing to us so that we receive it no later than December 26, 2003.

A stockholder who intends to present a proposal at the 2004 Annual Meeting of Stockholders but does not wish the proposal to be included in the proxy materials for that meeting must provide notice of the proposal to us not later than March 5, 2004. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements. Our by-laws describe the requirements for submitting proposals.

OTHER MATTERS

Management has no knowledge of any other matter that may come before the Annual Meeting and does not, itself, intend to present any such other matter. However, if any such other matters shall properly come before the meeting or any adjournment thereof, the persons named as proxies will have discretionary authority to vote the shares represented by the proxies in accordance with their own judgment.

We will bear the cost of solicitation of proxies. We have retained Morrow & Co., Inc. to assist in soliciting proxies by mail, telephone and personal interview for a fee of $7,500, plus expenses. Our officers and employees may also assist in soliciting proxies in those manners.

Charter of the Audit Committee
of the
Board of Directors
of
The TJX Companies, Inc.

I. *Purpose.* The purpose of the Audit Committee of The TJX Companies, Inc. is to:

- Appoint and oversee the independent auditor and approve the independent auditor's compensation;

- Assist the Board of Directors in its oversight of (1) the integrity of the Company's financial statements, (2) the adequacy of the Company's system of internal control, (3) the processes for compliance with the Company's Code of Conduct and with legal and regulatory requirements, (4) the independent auditor's qualifications and independence, and (5) the performance of the Company's independent auditor and of the internal audit function; and

- Prepare the report required by U.S. Securities and Exchange Commission rules to be included in the Company's annual proxy statement.

II. *Duties and Responsibilities.* The duties and responsibilities of the Audit Committee are as follows:

Selection of Independent Auditor.

- Select and replace, if necessary, the Company's independent auditor, which shall report directly to the Audit Committee.

Oversight of Independent Auditor.

- Annually evaluate the performance of the independent auditor including the lead audit and reviewing partners.

- Establish policies and procedures for the pre-approval of audit and non-audit services. Pre-approve all auditing services and all permitted non-audit services by the independent public accountant including engagement fees and terms. The Audit Committee may delegate the authority to take such action between meetings to one or more designated members of the Audit Committee, provided that the decisions made by such member or members are presented to the full Audit Committee at its next scheduled meeting.

- Review, evaluate and discuss a periodic written report from the independent auditor, which report shall be required to disclose all relationships between the independent auditor and the Company, including all matters set forth in Independence Standards Board Standard No. 1; and recommend to the Board of Directors any actions to satisfy the Board of the independent auditor's independence.

- At least annually, obtain and review a report from the independent auditor describing the firm's internal quality-control procedures, publicly disclosed findings resulting from reviews of public oversight bodies or investigations by governmental authorities, and any related actions taken by the firm.

- Establish Company hiring policies for employees or former employees of the independent public accountant in accordance with SEC and NYSE rules.

Oversight of Financial Statements.

- Discuss with management and the independent auditor their judgments about the quality and appropriateness of and any suggested changes in the Company's accounting principles, the reasonableness of significant judgments and estimates, including descriptions of any significant transactions, the effects of alternative generally accepted accounting principles or methods or new accounting or regulatory pronouncements, off-balance sheet structures and regulatory and accounting initiatives and the clarity of disclosures in the financial statements, including the Company's disclosures of critical accounting policies and other disclosures under Management's Discussion and Analysis of Financial Conditions and Results of Operations. Resolve disagreements, if any, between management and the independent auditor.

- Receive and review a report from the independent auditor discussing (1) all critical accounting policies and practices to be used, (2) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor, and (3) other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

- Review and discuss earnings press releases.

- Review with management and the independent auditor the annual and quarterly financial statements and Management's Discussion and Analysis of Financial Conditions and Results of Operations to be included in the Company's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q before filing with the SEC. Review with management the remaining portions of the Form 10-K and each Form 10-Q, the proxy statement and the Annual Report to Stockholders before filing with the SEC or distribution.

- Discuss the results of the annual audit and quarterly reviews and any other matters required to be communicated to the Audit Committee by the independent auditor under generally accepted auditing standards, including Statement on Auditing Standards No. 61, and management's response to any problems or difficulties.

- Review pending legal proceedings and other known contingent liabilities that the Committee believes may have a material effect on the financial statements.

Oversight of the Audit Process.

- Evaluate and discuss with the internal auditors and the independent auditor the annual plans for the audit and the internal audit program, including the degree of coordination of the respective plans. Review the audit scope and approach for the independent audit, subsequent changes to the independent audit plan and progress in accomplishing the independent audit plan. Review the scope and approach of the internal audit plan, subsequent changes to the internal audit plan and progress in accomplishing the internal audit plan.

- Instruct the internal auditors and the independent auditor to advise the Committee of any particular areas that require its attention.

Oversight of the Company's System of Internal Control.

- Review and discuss with management, the internal auditors and the independent auditor the Company's system of internal controls, the recommendations of the independent auditor and the internal auditors for improvements in internal controls and management's responses to the recommendations, and any special audit steps adopted in light of any material control deficiencies. Receive disclosure from the CEO and CFO, prior to giving their required certifications, regarding any significant deficiencies and material weaknesses in the design or operation of internal controls, and any fraud that involves management or other employees who have a significant role in the Company's internal controls.

- Establish procedures for the receipt, retention and treatment of complaints and confidential, anonymous submissions received by the Company regarding accounting, internal accounting controls or auditing matters.

Oversight of the Company's Compliance Program.

- Review the process of communicating the Company Code of Conduct to Associates and for reviewing their compliance with the Code.

- Review the process of assuring the Company's compliance with laws and regulations.

General.

- Report regularly to the Board of Directors.

- Review the adequacy of this Charter annually and submit any proposed amendments to the Board of Directors for approval.

- Conduct and present to the Board an annual evaluation of the performance of the Audit Committee.

- Prepare the report of the Audit Committee for the Company's annual proxy statement as required by SEC rules.

- Review such other matters that the Board of Directors or the Committee shall deem appropriate.

- Each member of the Committee shall be entitled to rely on: (i) the integrity of those persons and organizations within and outside the Company from which it receives information, and (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations, absent actual knowledge to the contrary. In the event of such knowledge, this information shall be reported promptly to the Board of Directors. It is not the responsibility of the Committee to determine whether the Company's financial statements are complete and accurate and in accordance with generally accepted accounting principles, to plan or conduct audits, to conduct investigations, or to assure compliance with laws, regulations, or any internal rules or policies of the Company.

III. *Composition.* The Audit Committee shall consist of at least three members of the Board, including a Chair, appointed by the Board of Directors upon the recommendation of the Corporate Governance Committee. The term of each member shall be until the first meeting of directors following the next annual meeting of stockholders unless such member earlier dies, resigns or is removed by the Board of Directors in its discretion. Each member shall satisfy the independence and financial literacy requirements for service on an audit committee under applicable law and SEC and New York Stock Exchange rules. At least one member shall be an "audit committee financial expert" as defined by SEC rules. No member of the Audit Committee shall serve on the audit committee of more than two other public companies.

IV. *Meetings.* The Committee shall hold at least nine regularly scheduled meetings annually and such special meetings as it determines appropriate. Any member of the Audit Committee may call a meeting of the Audit Committee upon one day's notice to each other member. The Audit Committee shall meet separately at least quarterly with management, with the internal auditors and with the independent auditor to discuss any matters that the Audit Committee or any of these persons or firms believes should be discussed privately. Any action of the Audit Committee shall be taken by the affirmative vote of a majority of the members and may be taken without a meeting if all members of the Audit Committee consent in writing. The Audit

Committee may delegate its authority to a subcommittee. The Audit Committee may establish such other procedures to govern its operation is it determines are appropriate.

V.   *Advisors.*   The Audit Committee shall have the sole authority to retain and terminate, at the expense of the Company and without Board approval, such legal, accounting or other advisors as it shall consider appropriate to carry out its duties and responsibilities of the Audit Committee including determining the fees and terms of engagement of such advisors.